Exhibit 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership %[1]
Lan Argentina S.A.	Argentina	Lan Argentina	80%
Aircraft International Leasing Limited	Bahamas	AILL	99.98%
Lan Cargo Overseas Services Limited	Bahamas	Lan Cargo Overseas	100%
Aerolinhas Brasileras S.A.	Brazil	ABSA	73.3%
Perdiz Leasing Ltd.	Cayman Islands	Perdiz	100%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	99.01%
Inversiones Lan S.A.	Chile	Inverlan	99.7%
Lan Cargo S.A.	Chile	Lan Chile Cargo	99.85%
Lan Pax Group S.A.	Chile	Lan Pax Group	99.83%
Transporte Aéreo S.A.	Chile	LanExpress	99.99%
Lan Logistics Corp.	Delaware, USA	Lanlogistics	100%
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	Lan Ecuador	71.95%
South Florida Air Cargo	Florida, USA	Southflorida	100%
Aerotransporte Mas de Carga S.A.	Mexico	Mas Air	39.51%
Lan Perú S.A.-	Peru	Lan Perú	70%

1	Percentage of equity owned by Lan Airlines S.A. directly or indirectly through subsidiaries or affiliates